SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                      Rare Hospitality International, Inc.
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
                         (Title of Class of securities)


                                   543057-10-3
                                 (CUSIP Number)


                               Margaret D. Farrell
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 17, 1997
             (Date of Event Which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box. .

Check the following box if a fee is being paid with the statement ____.

         1)       Name of Reporting Person.      Edward P. Grace, III

         2)       Check the appropriate box if a Member of a Group
                  (See Instructions)

         (a)      ________________
         (b)      ________________
_______________________________________________________________________________

         3)       SEC Use Only

_______________________________________________________________________________

         4)       Source of Funds (See Instructions).      Not Applicable

_______________________________________________________________________________

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).__________________________________________________________

_______________________________________________________________________________

         6)       Citizenship or Place of Organization.      United States

_______________________________________________________________________________

Number of         (7)      Sole Voting Power         318,113
Shares Bene-      _____________________________________________________________
ficially Owned    (8)      Shared Voting Power       557,131
By Each           _____________________________________________________________
Reporting         (9)      Sole Dispositive Power Power         318,113
Person With       _____________________________________________________________
                  (10)     Shared Dispositive Power       557,131
                  _____________________________________________________________

_______________________________________________________________________________

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person.
                                    875,244

_______________________________________________________________________________

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable
_______________________________________________________________________________

         13)      Percent of Class Represented by Amount in Row 11.    7.8%

_______________________________________________________________________________

         14)      Type of Reporting Person (See Instructions).           IN

         This  statement is filed by Edward P. Grace III, as an amendment to the
Schedule 13D dated September 13, 1996 relating to the share of Common Stock, no par value per share (the "Common Stock") of RARE Hospitality International, Inc., formerly known as Longhorn Steaks, Inc.) a Georgia corporation ("RARE" or the "Issuer"), filed on September 23, 1996, as previously amended by Amendment No. 1, dated December 31, 1996, filed on February 12, 1997, Amendment No. 2, dated December 31, 1996, filed on February 25, 1997, and Amendment No. 3, dated May 9, 1997, filed on May 21, 1997.

         Item 5.  Interest in Securities of the Issuer.

         (a)   Amount Beneficially Owned.

         As of June 20, 1997, Mr. Grace beneficially owned 875,244 shares of a total of 11,162,525* shares of RARE Common Stock outstanding on such date. These shares were held as follows:

         246,251 shares of RARE Common Stock owned by the Edward P. Grace III Grantor Retained Annuity Trust - 1996 (the "Trust"), of which Mr. Grace is the sole trustee and primary beneficiary. Mr. Grace retains the sole power to control the voting and disposition of the RARE Common Stock held by the Trust.

         557,131 shares of RARE Common Stock owned by Grace Associates, a Connecticut partnership in which Mr. Grace is a 98% partner, his wife is a 1% partner, and Grace Corporation is a 1% partner. Mr. Grace retains the shared power to control the voting and disposition of the RARE Common Stock held by Grace Associates.

     60,542 shares of RARE Common Stock owned by EPG III Limited Partnership, a Connecticut limited partnership (the "Partnership") of which Grace Corporation is 1% general partner and Mr. Grace is 99% limited partner. Mr. Grace is sole stockholder and President of Grace Corporation. Mr. Grace retains the sole power to control the voting and disposition of the RARE Common Stock held by the Partnership.

     70 shares of RARE Common Stock owned by Mr. Grace which were acquired in connection with the merger of Bugaboo Creek Steak House, Inc. with RARE.

     11,250 shares which are issuable under presently excercisable stock options held by Mr. Grace.

     (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Grace represent 7.8% of the Issuer's outstanding Common Stock.

     (c) Number of Shares of Common Stock as to which Mr. Grace has:

         (i)    sole power to vote or to direct the vote 318,113
         (ii)   shared power to vote or to direct the vote  557,131
         (iii)  sole power to dispose or to direct the disposition of 318,113
         (iv)   shares power to dispose or to direct the disposition of 557,131

     (d) In the past sixty days, Mr. Grace has effected the following transactions in RARE Common Stock:

           (i)     Mr. Grace gifted to Grace  Associates  14,765  shares of
                   RARE Common Stock on or about May 1, 1997;
           (ii) Grace Associates sold 150,000 shares of RARE Common Stock in an open market transaction on May 9, 1997, at a price of $15.50/share;
           (iii) Grace Associates sold 25,000 shares of RARE Common Stock in an open market transaction on May 3, 1997, at a price of $15.50/share;
           (iv) Grace Associates sold 13,000 shares of RARE Common Stock in an open market transaction on May 14, 1997, at a price of $15.9375/share, and 12,000 shares of RARE Common Stock in an open market transaction on May 14, 1997, at a price of $15.8125/share;
           (v) Grace Associates sold 62,000 shares of RARE Common Stock in an open market transaction on May 15, 1997, at a price of $15.50/share; and
           (vi) Grace Associates sold 238,000 shares of RARE Common Stock in an open market transaction on May 16, 1997, at a price of $15.00/share;
           (vii) Grace Associates sold 25,000 shares of RARE Common Stock in an open market transaction on May 23, 1997, at a price of $16.00/share;
           (viii) Grace Associates sold 2,000 shares of RARE Common Stock in an open market transaction on May 29, 1997, at a price of $16.00/share;
            (ix) Grace Associates sold 30,000 shares of RARE Common Stock in an open market transaction on June 4, 1997, at a price of $15.50 a share;
            (x) Grace Associates sold 43,000 shares of RARE Common Stock in an open market transaction on June 5, 1997, at a price of $15.50 a share;
            (xi) Grace Associates gifted 1,000 shares of RARE Common Stock to the National Jewish Research Center on June 10, 1997, for no consideration; and
            (xii) Grace Associates gifted 15,000 shares of RARE Common Stock to the University of Vermont on June 18, 1997, for no consideration.

     (e) Not applicable.

     SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       /s/ Edward P. Grace, III
                                                       Edward P. Grace III


Dated:  June 20, 1997



________________________
* Number of shares of RARE Common Stock issued and outstanding as of May 12, 1997, as reflected in Form 10-Q filed by RARE Hospitality International, Inc. on May 13, 1997.